NR12-08	March 26, 2012

Cardero Grants Incentive Stock Options

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 537,000 common shares in the capital stock of the Company. The options are exercisable at a price of CAD 1.16 for a period of two years ending March 23, 2014.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, President & CEO

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488 Tel: 604 408-7488
Fax: 604 408-7499

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.